Brian F. Faulkner
                             A PROFESSIONAL LAW CORPORATION
    27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
          T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                E: BRIFFAULK@AOL.COM





VIA FACSIMILE AND EDGAR


October 15, 2007


Mr. Joseph A. Foti
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Form 10-KSB for the year ended December 31, 2006
     Filed March 29, 2007
     File No. 000-29113

Dear Mr. Foti:

     I am counsel for GameZnFlix, Inc., a Nevada corporation ("Company"). Set forth below are the Company's responses to the comments received from Staff in a letter dated July 24, 2007. We have reproduced the Staff's comments for your convenience and have followed the comments with the Company's response.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8-Financial Statements

Revenue Recognition

     We note you response to our prior comment 6. However, it is not clear why you would recognize subscription refunds as a reduction in revenues as revenue should not have been previously recognize if it was not earned. Additionally, it does not appear that you would refund earned subscription revenues. As such, please provide us with a detailed analysis of how your accounting methodology is consistent with the revenue recognition criteria set forth in SAB No. 104.

Response

     We have reviewed SAB No. 104 with regards to revenue recognition criteria. We believe we have met all of the following criteria: (1) persuasive evidence of an arrangement; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured.

     The following is a description of our service terms (which can be found directly our website www.gameznflix.com):

     "GameZnFlix currently provides a subscription service entitling subscribers to rent console video games (the "Service"). Unless explicitly stated otherwise, any new features or features that are added to the Service shall be subject to the TOS. You understand and agree that the Service is provided "AS-IS" and that GameZnFlix assumes no responsibility for the timeliness, deletion, failure of delivery or failure to store any user communications or personalization settings. In order to cancel a subscription, a subscriber shall be required to log in to the account and personally cancel the subscription, or take such other action as GameZnFlix may direct.

     You are responsible for obtaining access to the Service and that access may involve third party fees (such as Internet service provider or airtime charges). You are responsible for those fees, including those fees associated with the display or delivery of advertisements. In addition, you must provide and are responsible for all equipment necessary to access the Service."

     We do not have any formal written refund policies with regards to our monthly subscription services. Any refunds that have been made are purely from a discretionary basis on our part. As an example of refunds we have made in the past, if a customer is dissatisfied with recent service, we may elect to give them a refund for the current month subscription fee. However, this refund is at our election and done so on a circumstance basis. Accordingly, any refunds for monthly subscriptions that we have elected to give are offset against revenues.

     Annual subscription plans are not recognized until such months have been earned which accordingly, we recorded such unearned amounts as deferred revenues. Refunds of any unused monthly subscriptions are offset against the deferred revenue accounts.

     We do have a refund policy for the sale of DVD's and games which is:

     "You may return unopened products within 30 days for a refund. Please include your reason for the return in the space provided on a copy of the packing slip you received with your order. Your item must be in its original packing and in new condition."

     Revenues recorded with regards to the sale of DVD's and games are recorded as deferred revenue for the 30 days then recorded as revenue.

Note 2- Note Receivable

     We note your response to our prior comment 7 and believe you should disclose the status of the note receivable in future filings with information similar to what you provided to us in your response.

Response

     We agree and will disclose the status of the note receivable in future filings.

Note 7- Convertible Debenture

     We note your response to our prior comment 8.  However, based on
Section 3.5 of the debenture agreement with Golden Gate Investors, Inc. ("GGI"), it appears that if the holder of the debenture elects to convert subsequent to a significant reduction in the price of your stock you will either have to increase the number of authorized shares, to allow for conversion while ensuring that the holder remains under the 9.99% beneficial ownership limit, or provide payment, in the form of cash, for amounts still owned subsequent to conversion of the note. As such, we disagree with your conclusions. Please advise or revise.

Response

In accordance with par. 19 of EITF No. 00-19:

     "If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares."

     Our company is a Nevada corporation that provides for the increase in authorized number of shares to be met by approval by the board of directors, not the shareholders. Consequently, we have control to increase the authorized number of shares at any time without approval of the shareholders that we have done so several times in the past to accommodate the net-settlement of GGI's debenture conversion request.

     We hope that the information contained in this letter satisfactorily addresses the comments by Staff. Please do not hesitate to contact the undersigned.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  John Fleming, GameZnFlix, Inc.
     Arthur De Joya, GameZnFlix, Inc.